UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 7, 2009

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: October 16, 2009

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

ROCKWELL APPOINTS NEW INDEPENDENT DIRECTORS

October 7, 2009, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the appointment of two new independent Directors.

Rockwell is pleased to announce that it has appointed independent Directors Mr. Richard Linnell and Dr. Willem Jacobs to its board effective September 30, 2009. They replace Mr. Terry Janes and Mr. Gregory Radke who resigned from the Rockwell Board in June 2009.

Richard Linnell has been active in the mineral resources business for nearly 40 years and has significant experience in the international and South African resources and commodities business. He joined Middelburg Steel & Alloys as Marketing Manager for the Stainless Steel division in 1985 and was subsequently involved in the establishment of the Columbus Stainless Steel Project. Thereafter, he became General Manager of the Manganese Division of Samancor, a joint venture between the then Billiton Plc and the Anglo American Corporation. Samancor held a dominant global position in the manganese and chrome markets. He subsequently moved on to head Billiton Plc's Exploration and Development activities within Africa, and gained considerable experience in Guinea, Mauritania, Sudan, Morocco, Democratic Republic of Congo, Zambia, and South Africa.

Mr. Linnell retired from BHP Billiton in 2001 and made a successful transition to the junior exploration and mining sector where he has been involved in the development, management, corporate activities, and capital raising of and for several private and listed junior and mid-tier exploration and mining companies. His roles in these companies has included positions as non-Executive Chairman and Director of companies listed on the Sydney, Toronto, London and Johannesburg stock exchanges. Aside from his extensive corporate and operational experience, Mr. Linnell has considerable experience of the regulatory and policy framework in South Africa and as non-Executive Chairman of Coal Africa has been part of ground breaking team which has developed innovative models for operating in remote and environmentally sensitive areas, developing partnerships with local communities, and implementing successful Social and Labour Plan benefits.

Mr. Linnell has a BSc (Honours) London External Degree from the University College of Rhodesia and Nyasaland, which was then an External London College.

Dr. Willem Jacobs has over 25 years experience in the engineering, mining and investment sectors, including 20 years in executive management and board level positions of private and public companies.  His operational experience includes automotive engineering, and mining, production, marketing, product development, company positioning for low grade industrial mineral deposits and producers, alluvial diamond evaluation, and base metal exploration.  He has worked in Africa, and globally in complex multi-cultural environments and has good working knowledge of people, systems, and legal frameworks in North and South America, Australia, the Far East including China, the Middle East, Japan and India.  His experience includes a proven track record in corporate turnarounds, mergers and acquisitions, and post acquisition alignment and optimizations of combined business entities.

He joined Price Waterhouse in 1984 as a Principal Consultant, managed the Strategy and Corporate Finance Practice in Johannesburg, and was Executive Director of Cullinan Holdings Limited from 1990 to 1995. During the latter period he was also CEO of Cullinan Precision Engineering, Chairman of Cullinan Minerals, and Chairman of Sud Chemie (SA), a joint venture between Sud Chemie (Germany) and Cullinan Holdings Limited. He was Managing Director of automotive company ABB Flexible Automation from 1996 to 1998, and CEO of IMERYS Africa and Australia from 1998 to March 2001.  From 2001 to early 2007 he served as a non-executive director of industrial minerals company Europe Minerals Bv, and was Country Manager of Teal Mining and Exploration activities in the Democratic Republic of Congo ("DRC") from 2007 until December 2008.  He is currently a Director and Operations Manager of Congo Supply and Maintenance s.p.r.l. which is active in minerals exploration in the DRC.

Dr. Jacobs completed an Honours degree in Public Law at the University of the Orange Free State in 1982, a Master of Commerce at Rand Afrikaans University in 1985, and a PhD in Economics at the University of South Africa in 1998.  Research and course work for his Masters in Commerce and PhD degrees were completed at Duke University and Wharton Business School in the USA respectively. He also completed specialist courses in mergers, acquisitions, and strategy at Wharton.

President and CEO John Bristow stated, "We are excited to have attracted two dynamic and highly experienced new directors to our Board. Richard and Willem provide a unique mix of operational, developmental, capital raising, financial management, small company start-up, restructuring, merger and acquisitions, and strategy which will stand Rockwell in great stead as it emerges from the challenges of the economic recession and refocuses its strategy to become a world-class junior alluvial diamond miner. We look forward to the guidance and contributions of these gentlemen in the implementation of Rockwell's growth and consolidation plans over the next few years."

For further details on Rockwell Diamonds Inc., please visit the Company's website at ww.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.
Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.